EXHIBIT 99.08
                         LETTER TO DAVID ALBRIGHT, JR.
                                 April 22, 1998










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                          G. Richard Chamberlin, Esq*.
                             14950 South Highway 441
                           Summerfield, Florida 34491
                              352-245-6044 (voice)
                               352-245-8155 (fax)

                                                                        Mail to:
                                                                   P.O. Box 3370
                                                   Belleview, Florida 34421-3370

*  Florida & Georgia Bars only

                                  OVERNITE MAIL
April 21, 1998

David Albright, Esq.
Albright, Brown and Goetemiller
120 East Baltimore Street
Suite 2150
Baltimore, Maryland 21202
 Cover letter sent by facsimile transmission to: (410) 244-0356

         Re: Equity Growth Systems, inc.; Form 10-KSB for 1996/1997

Dear Mr Albright

         I have been assured by Edward "Ted" Granville Smith Jr. that you will cooperate and respond to this due diligence effort to properly in form stockholders, the Securities and Exchange Commission and the World of the condition of Equity Growth Systems, inc. and any potential or present litigation that might impact this public company.

         Enclosed and attached to this letter is a copy of the 10K for 1996. Our present efforts are to verify and update that prospectus. The 1997 10K is now past due and must be filed immediately. Please review the prospectus and indicate any information that should believe is inaccurate , misleading or should be updated. If I do not hear from you by April 28, 1998, I will assume all information is correct as it relates to your involvement.

         Please pay particular attention to: the proposed language concerning the following: Safeway Stores, Incorporated, Legal proceedings, Potential Litigation, other legal matters, and non judicial matters of concern.

         Please make comments on any of the above and forward your comments to me no latter than April 28, 1998. If you have any additional information or disclosures, please make your appropriate comments. If you know of any omissions please disclose the omissions.

         In addition, please respond to the following,

         On October 21, 1997, The District Court of Kansas entered an Order of Dismissal With Prejudice of Associated Wholesale Grocers, Inc., vs San Safe Associates, et. al. Case No. 972072WC.

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         The order is based on a Joint  Stipulation  of parties  involved in the litigation. Have the terms of that Joint stipulation been carried out? Have any terms of the agreement not been carried out? Please send me copies of any appropriate signed documents.

         On October 20, 1997, Associated Wholesale Grocers , Inc., a Missouri Corporation; First Ken-Co Properties, Inc., a Delaware corporation; Fleet National Bank , a national banking association; Safeway Inc., a Delaware corporation, and San Safe Associates, a Maryland limited partnership; entered a mutual release involving the Kansas litigation and Maryland litigation and the First Ken-Co., and Safeway lease dated October 15, 1975. Has all of that litigation been resolved? Please send copies of any signed documents?.

         On October 20, 1997, Ken-Co and San Safe agreed to settle the Kansas City Litigation, Case No. 97-2072-JWL, with Associated Wholesale Grocers, Inc., Fleet National Bank, and Safeway, Inc., but reserved claims against each other.The parties agreed that $98,000.00 was to be distributed to First Ken-Co. Properties and San Safe to be held in escrow;

         The parties also agreed that First Ken-Co. Properties and San Safe would litigate in the State of Maryland all remaining issues between them, including the rightful disbursement of the 98,000.00 held in escrow. You have filed a complaint or petition in a Maryland court. Please inform us as to the condition of that litigation at this time. Please forward a case number or case numbers and a copy of all pleadings.

         Has the money been disbursed, if so provide details and any written evidence?

         Has any other litigation been instituted? If so, where and when? Please send a copy of the pleadings?

         Please provide us with a due diligence file on the non judicial foreclosure involving property in Memphis, Tennessee?

         As you are aware, SOUND SAFE ASSOCIATES. defaulted on the mortgage on the property located in Memphis Tennessee because it was unable to satisfy the pay-off balloon payment that was due on December 31, 1996 in the amount of $174,801.00. The mortgage holder, Lutheran Brotherhood, refused to negotiate with SOUND SAFE ASSOCIATES, or extend the term of the mortgage and refused further amortization payments from the lessor of the underlying lease. Non Judicial Foreclosure was instituted and finalized in August, 7, 1997. Please fax at 352-245-8155 or E-Mail at GRCHAMBERL@aol.com. I use WordPerfect 7.0 or Microsoft Word.

         The mortgage holder, Lutheran Brotherhood, refused to negotiate with SOUND SAFE ASSOCIATES, or extend the term of the mortgage and refused further amortization payments from the lessor of the underlying lease. Non Judicial Foreclosure was instituted and finalized in August, 7, 1997. Do you have any reason to believe this foreclosure was not properly or legally conducted? Have you taken any legal action concerning the setting aside of this non judicial foreclosure? If so, what action have you taken?

         As a result of these events, the Registrant has lost it's equitable interest in the property, lost it's lease income, lost income equal to the payments of the first mortgage and lost income equal to the difference between payment of the mortgage and the amount of the underlying mortgage. Is there any cause of action you would recommend concerning the recovery of this loss on behalf of Equity Growth Systems, inc?


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         Is there any litigation concerning Equity Growth Systems,  inc., or any subsidiary or related Company of Equity Growth Systems, inc??

         Are you aware of any other information not mentioned in 10K for 1996, or any facts or situations or legal issues since the filing of the 10K for 1996 on January 15, 1998 that might adversely affect the stockholders of Equity Growth Systems, inc.?

         If you have any other disclosure information concerning the filing of this registration please provide me with the information as soon as possible.

         If I do not here from you by April 28, 1998, concerning this information request I will assume the information in the attachment is correct.

         You may feel free to contact Edward "Ted" Granville Smith at (941) 505-8633, concerning any question as to my representation.

                                                    Sincerely,


                                           G. Richard Chamberlin , Esq.



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